No. 812-14016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

_____________________

HMS Income Fund, Inc., HMS Adviser LP

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

(888) 220-6121

Main Street Capital Corporation, Main Street Capital Partners, LLC,

Main Street Mezzanine Fund, LP, Main Street Capital II, LP,

Main Street Equity Interests, Inc., MSCII Equity Interests, LLC

1300 Post Oak Boulevard, Suite 800
Houston, Texas 77056
(713) 350-6000

_____________________

All Communications, Notices and Orders to:

Charles N. Hazen

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

_____________________

Copies to:
John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

December 28, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HMS INCOME FUND, INC. AND

HMS ADVISER LP

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

(888) 220-6121

AND

MAIN STREET CAPITAL CORPORATION,

MAIN STREET CAPITAL PARTNERS, LLC,

MAIN STREET MEZZANINE FUND, LP,

MAIN STREET CAPITAL II, LP ,

MAIN STREET EQUITY INTERESTS, INC. AND

MSCII EQUITY INTERESTS, LLC

1300 POST OAK BOULEVARD, SUITE 800

HOUSTON, TEXAS 77056

(713) 350-6000

File No. 812-14016

Investment Company Act of 1940

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AMENDMENT NO. 2 TO THE
APPLICATION FOR AN ORDER
PURSUANT TO SECTION

57(i) OF THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1 UNDER

THE ACT TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 57(a)(4) OF

THE ACT AND RULE 17d-l UNDER THE

ACT AUTHORIZING CERTAIN JOINT

TRANSACTIONS.

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The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act:

•	HMS Income Fund, Inc. (the “Company”);

•	HMS Adviser LP, the Company’s investment adviser (“HMS Adviser”);

•	Main Street Capital Corporation, the Company’s investment sub-adviser (“MSCC”);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2

•	Main Street Capital Partners, LLC, a wholly-owned subsidiary of MSCC, which it is anticipated will act as the Company’s investment sub-adviser if and when the relief described elsewhere herein or similar relief has been obtained from the staff of the Commission (“Partners”)[2];

•	Main Street Mezzanine Fund, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund I”), and Main Street Capital II, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund II” and, together with SBIC Fund I and any other small business investment companies wholly-owned by MSCC, the “SBIC Funds”); and

•	MSCII Equity Interests, LLC, a wholly-owned subsidiary of SBIC Fund II, and Main Street Equity Interests, Inc., a wholly-owned subsidiary of MSCC, formed to hold certain investment assets of MSCC in order to allow MSCC to continue to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for tax purposes (together with such other similar, direct or indirect, wholly-owned (i.e. ownership of 100% of economic and voting interest) subsidiaries of MSCC that would qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act or would not otherwise be required to register as an investment company under the 1940 Act, the “MAIN Blocker Subsidiaries” and together with the SBIC Funds and MSCC, “MAIN”) (MAIN, Partners, the Company and HMS Adviser are hereinafter referred to collectively as the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow the Company and any Company Blocker Subsidiary (as defined below)3 on one hand and one or more of the entities comprising MAIN (each, a “Participating MAIN Entity” and collectively, the “Participating MAIN Entities”) on the other hand to co-invest in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. “Co-Investment Transaction” means any transaction in which the Company and the Participating MAIN Entities jointly participated in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which MAIN and the Company could not jointly participate without obtaining and relying on the Order.

2 MSCC has submitted a request for a no-action letter to the staff (the “Staff”) of the Commission’s Division of Investment Management requesting that it concur with MSCC’s view that Partners is not required to be separately registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), in light of the registration of MSCC as an investment adviser under the Advisers Act, and that if Partners serves as investment adviser to another business development company, including as the Company’s investment sub-adviser, the Staff will not recommend enforcement action to the Commission against Partners under Section 203 of the Advisers Act or MSCC under Section 12(d)(3) of the 1940 Act. If and when such requested no-action letter relief or similar relief is granted by the Staff, Partners will act as the Company’s investment sub-adviser instead of MSCC. The term “HMS Sub-Adviser,” as used herein, will refer to MSCC until such time that, if at all, the Staff grants the abovementioned requested no-action letter relief or similar relief; after which time, it will refer to Partners.

3 The Company, like MSCC, may utilize, directly or indirectly, wholly-owned (i.e. ownership of 100% of economic and voting interest) subsidiaries (each, a “Company Blocker Subsidiary” and collectively, the “Company Blocker Subsidiaries”) for various purposes, including the holding of interests in certain of its portfolio companies to permit the Company to continue to meet the qualifications for taxation as a RIC. Any Company Blocker Subsidiary will qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act or will otherwise not be required to register as an investment company under the 1940 Act. The Company Blocker Subsidiaries will be organized as corporations or as limited liability companies or partnerships that elect to be taxed as corporations for U.S. federal income tax purposes. Company Blocker Subsidiaries will hold certain equity investments in pass-through tax entities (such as partnership interests or limited liability company interests) where gross revenue that would be deemed allocated to the Company from the portfolio company under current U.S. federal income tax law would be “bad income” for purposes of RIC qualification. The Company Blocker Subsidiaries will be subject to federal corporation income tax, and dividends they paid to the Company will be “good income” for RIC qualification purposes. Relief for these vehicles may be necessary as they will also be controlled and managed by HMS Adviser (or any entity directly or indirectly controlled by or under common control with HMS Adviser within the meaning of Section 2(a)(9) of the 1940 Act) and may invest side by side with MAIN, which are persons described in Section 57(b)(2) of the 1940 Act.

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All existing entities that currently intend to rely upon the requested Order have been named as the Applicants. The Order sought by this Application would supersede the previous co-investment order issued to MAIN.4

I. GENERAL DESCRIPTION OF APPLICANTS

A. The Company

The Company was organized under the General Corporation Law of the State of Maryland on November 28, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, the Company intends to make an election to be treated for tax purposes as a RIC for its 2012 tax year and intends to continue to make such election in the future. The Company’s principal place of business is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

As more fully described in the Registration Statement (as defined below), on December 12, 2011, the Company’s predecessor-in-interest, HMS Income LLC, purchased from MSCC and certain of its affiliates an investment portfolio consisting of debt securities valued at approximately $16.5 million (the “Initial Portfolio”). The Company succeeded to the Initial Portfolio by virtue of the merger of HMS Income LLC with and into the Company, which merger was consummated prior to the Company’s election to be treated as a business development company. Because the merger and the acquisition of the Initial Portfolio occurred prior to the Company’s election to be treated as a business development company, neither transaction was subject to regulation by the 1940 Act. Additionally, in connection with the acquisition of the Initial Portfolio, MSCC and an affiliate of the Company’s sponsor (the “Hines Investor”) entered into a letter agreement pursuant to which the Hines Investor received the right to sell to MSCC up to one-third of its equity interest in the Company at a price per share equal to the then-current price of the Company’s common stock to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of such right. The Hines Investor may exercise such right from time to time, in whole or in part, subject only to the condition that immediately following MSCC’s purchase, MSCC’s ownership would not exceed the limits on investment company ownership of other investment companies, as set forth in Section 12 of the 1940 Act. As of the date hereof, the Hines Investor has not exercised such right under the letter agreement. In the event that Hines Investor were to exercise such right, and such exercise would not contravene the provisions of the 1940 Act, such transaction would be outside of the scope of this Application.

4 Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice) (the “Existing Order”).

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On December 16, 2011, in connection with its initial public offering of common stock, the Company filed a registration statement on Form N-2, Registration No. 333-178548 (the “Registration Statement”). The Company subsequently filed multiple amendments to the Registration Statement to, among other things, update the information contained therein. On May 31, 2012, the Company filed a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A. The Registration Statement was declared effective on June 4, 2012. Also, on May 31, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.

The Company has a five-member board of directors (collectively, the “Company Board”) of which three members are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (for any board of directors, the “Independent Directors”), of the Company.

The Company’s primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. The Company will seek to accomplish these objectives by investing in (1) customized direct secured and unsecured loans to, and equity securities of, lower middle market companies, which we refer to in this Application as customized lower middle market securities, and (2) senior secured and second lien debt securities issued by middle market companies in private placements and negotiated transactions, which securities are traded in private over-the-counter markets for institutional investors and are referred to in this Application as over-the-counter debt securities. The Company defines middle market companies as those with annual revenues generally between $10 million and $3 billion that operate in diverse industries. The Company defines lower middle market companies as companies with annual revenues generally between $10 million and $150 million. In most cases, companies that issue customized lower middle market securities to the Company will be privately held at the time the Company invests in them. While the structure of the Company’s investments in customized lower middle market securities in which it invests is likely to vary, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. Additionally, the Company will make other investments as allowed by the 1940 Act and consistent with its intention to qualify as a RIC.

B. HMS Adviser

The Company is managed by HMS Adviser, which is a Texas limited partnership. HMS Adviser is registered as an investment adviser under the Advisers Act. Under the terms of the investment advisory and administrative services agreement between the Company and HMS Adviser (as amended from time to time, the “Advisory Agreement”), HMS Adviser, among other things: (i) determines the composition and allocation of the Company’s investment portfolio, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes; (iii) executes and closes the acquisition of, and monitors and services, the Company’s investments; (iv) determines the securities and other assets that the Company will purchase, retain, or sell; (v) performs due diligence on prospective investments and portfolio companies; (vi) provides the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably request or require for the investment of the Company’s funds; and (vii) provides significant managerial assistance to those portfolio companies to which the Company is required as a business development company to provide such assistance under the 1940 Act, including utilizing appropriate personnel of HMS Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. The Advisory Agreement permits HMS Adviser to delegate some or all of its responsibilities to a sub-adviser except approval of investments. All investment decisions made by HMS Adviser require the approval of its investment committee. No employee or representative of MAIN or Partners serves or will serve on the investment committee of HMS Adviser, and HMS Adviser and its investment committee are in all other respects completely independent of MAIN.

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C. MSCC

MSCC was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, MSCC has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. MSCC has a six-member board of directors (collectively, the “MSCC Board”), of which four members are Independent Directors.

MSCC’s common stock is registered under Section 12(b) of the 1934 Act. Accordingly, MSCC is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. MSCC’s common stock trades on the New York Stock Exchange under the ticker symbol “MAIN.” In addition, MSCC is a registered investment adviser under the Advisers Act.

MSCC is a principal investment firm that provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies. MSCC’s portfolio investments are typically made to support management buyouts, recapitalizations, growth financings, refinancings and acquisitions of companies that operate in diverse industry sectors. MSCC seeks to partner with entrepreneurs, business owners and management teams and generally provides “one stop” financing alternatives within its lower middle market portfolio. MSCC’s lower middle market companies generally have annual revenues between $10 million and $150 million. MSCC’s middle market debt investments are made in businesses that are generally larger in size than its lower middle market portfolio companies. At September 30, 2012, MSCC had debt and equity portfolio investments with an aggregate fair value of $834.6 million, including investments in customized lower middle market securities with an aggregate fair value of approximately $467.6 million in 57 portfolio companies and investments in over-the-counter debt securities with an aggregate fair value of approximately $350.7 million in 79 portfolio companies.  MSCC’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX  77056.

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The MAIN Blocker Subsidiaries are generally structured as Delaware corporations or Delaware limited liability companies and hold certain investment assets comprised of, among other things, equity interests in pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow MSCC to continue to qualify as a RIC for federal income tax purposes. If such investment assets were not held through these MAIN Blocker Subsidiaries, MSCC could potentially be deemed under current U.S. federal income tax law to have received gross income that is “bad income” under the provisions of the Code governing RIC qualification, which could disqualify MSCC from maintaining its RIC status and thereby prevent MSCC from obtaining favorable tax treatment under Subchapter M of the Code. These MAIN Blocker Subsidiaries are formed in order to block gross income from investments in portfolio companies (structured as limited liability companies or limited partnerships) held in the MAIN Blocker Subsidiaries from “passing through” to MSCC for purposes of the RIC “source of income” requirement under the Code. These MAIN Blocker Subsidiaries must be separate entities taxed under Subchapter C of the Code in order to serve their income blocking purpose. The MAIN Blocker Subsidiaries are a lawful method of tax planning under the Code and are frequently used by companies seeking to elect to be treated as RICs under the Code. The MAIN Blocker Subsidiaries are, directly or indirectly, wholly-owned by MSCC and are not investment companies within the meaning of the 1940 Act.

MSCC acts as the Company’s investment sub-adviser pursuant to the sub-advisory agreement among the Company, HMS Adviser, MSCC and Partners (as amended from time to time, the “Sub-Advisory Agreement”) and is not otherwise affiliated with the Company or HMS Adviser. Pursuant to the Sub-Advisory Agreement, MSCC: (i) makes recommendations to HMS Adviser as to the allocation of the Company’s investment portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates, recommends to HMS Adviser, and, if approved by HMS Adviser, negotiates the structure and terms of the investments the Company makes; (iii) assists HMS Adviser in executing and closing the acquisition and disposition of the Company’s investments; (iv) makes recommendations to HMS Adviser with respect to the securities and other assets that the Company will purchase, retain, or sell; (v) monitors the Company’s investment portfolio and make recommendations regarding ongoing portfolio management; and (vi) performs, or causes to be performed, due diligence procedures and provide due diligence information on prospective investments. While MSCC will be primarily responsible for initially identifying, evaluating, negotiating and structuring the Company’s prospective investments, HMS Adviser has exclusive responsibility for approving the acquisition and disposition of the Company’s investments, subject to the approval requirements by the Eligible Directors (as hereinafter defined) of the Company Board with respect to Co-Investment Transactions.

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D. Partners

Partners, a wholly-owned subsidiary of MSCC, was formed in October 2002. All of MSCC’s in-house investment professionals are employed by Partners. MSCC is registered as an investment adviser under the Advisers Act and indicated in the Miscellaneous Section of Schedule D in the annual updating amendment to its Form ADV filed with the Commission on March 27, 2012 that Partners is a “relying adviser” of MSCC.5

MSCC has submitted a request for a no-action letter (the “No-Action Relief”) to the Staff requesting that it concur with MSCC’s view that Partners is not required to be separately registered as an investment adviser under the Advisers Act in light of the registration of MSCC as an investment adviser under the Advisers Act, and that if Partners serves as investment adviser to another business development company, including as the Company’s investment sub-adviser, the Staff will not recommend enforcement action to the Commission against Partners under Section 203 of the Advisers Act or MSCC under Section 12(d)(3) of the 1940 Act. If and when No-Action Relief or similar relief is granted by the Staff, Partners will act as the Company’s investment sub-adviser instead of MSCC. As set forth in footnote 2, the term “HMS Sub-Adviser,” as used herein, will refer to MSCC until such time that, if at all, the Staff grants the abovementioned No-Action Relief or similar relief; after which time, it will refer to Partners.

E. SBIC Funds

MSCC directly owns 99.6% of SBIC Fund I in the form of limited partnership interests. Main Street Mezzanine Management, LLC (the “General Partner”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund I in the form of a general partnership interest.

SBIC Fund I was organized as a limited partnership under the laws of the state of Delaware on June 30, 2002, and received its license from the U.S. Small Business Administration (the “SBA”) on September 30, 2002 to operate as a small business investment company. Since SBIC Fund I’s inception, the General Partner has been the general partner of SBIC Fund I, and Partners has acted as SBIC Fund I’s manager and investment adviser. SBIC Fund I is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act.

MSCC directly owns 99.6% of SBIC Fund II in the form of limited partnership interests. Main Street Capital II GP, LLC (“MSIIGP”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund II in the form of a general partnership interest.

SBIC Fund II was organized as a limited partnership under the laws of the state of Delaware on June 30, 2005, and received its license from the SBA on January 19, 2006 to operate as a small business investment company. Thus, it is subject to the same regulatory scheme as SBIC Fund I. Like SBIC Fund I, SBIC Fund II relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the 1940 Act.

5 Partners is a wholly-owned subsidiary of, and is controlled by, MSCC. Partners is a "relying adviser" of MSCC, and, as such, MSCC and Partners together filed a single Form ADV consistent with the policy reflected in the positions expressed by the SEC. See SEC Staff Letter, American Bar Association, Business Law Section (January 18, 2012); SEC Staff Letter American Bar Association Subcommittee on Private Investment Entities (December 8, 2005); SEC No-Action Letter Richard Ellis, Inc. (September 17, 1981). Also, see footnote no. 2 above.

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II. PROPOSED RELIEF FOR CO-INVESTMENT TRANSACTIONS BY THE COMPANY AND MAIN

The Applicants respectfully request an Order of the Commission, under Section 57(i) under the 1940 Act and Rule 17d-1 promulgated thereunder, to permit, subject to the terms and conditions set forth in this Application, the Company and/or the Company Blocker Subsidiaries and MAIN to be able to participate in Co-Investment Transactions together. The Company and MAIN believe that it would be desirable for the Company and MAIN to co-invest with one another and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to the Company and MAIN. This Application seeks relief in order to (i) enable the Company and MAIN to avoid practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Company and MAIN to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Mechanics of the Co-Investment Program

The Applicants expect that under the Co-Investment Program, co-investments between the Company and MAIN would be the norm, rather than the exception, as substantially all Potential Co-Investments that are appropriate investments for the Company should also be appropriate investments for MAIN, and vice versa, with limited exceptions based on available capital, diversification and other relevant factors. Accordingly, HMS Sub-Adviser intends to treat every potential investment in customized lower middle market securities evaluated by MAIN as a Potential Co-Investment Transaction, to provide to HMS Adviser, in advance, information about each such transaction, and to propose an allocation between MAIN and the Company of each such transaction, which proposed allocation to the Company may be 0%, 100% or anything in between, subject to the approval requirements by the Eligible Directors (as hereinafter defined) of the Company Board and the MSCC Board with respect to each Co-Investment Transaction.

For any Potential Co-Investment Transaction where HMS Sub-Adviser proposes an allocation to both the Company and MAIN, HMS Adviser will present the transaction and the proposed allocation of the Potential Co-Investment Transaction to the directors of the Company Board eligible to vote under Section 57(o) of the 1940 Act (for any board of directors, the “Eligible Directors”), and HMS Sub-Adviser will propose such allocation for the Participating MAIN Entities of the Potential Transaction to the Eligible Directors of the MSCC Board. The Eligible Directors of the Company Board and the MSCC Board will approve each Co-Investment Transaction prior to the consummation of the Co-Investment Transaction, and no Co-Investment Transaction will be effected without the approval of the Eligible Directors of both the Company Board and the MSCC Board. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any related portfolio company, other than through an interest (if any) in the securities of the Company or MAIN, as applicable.

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All subsequent activity (i.e. exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s or the Participating MAIN Entities’ purchase be the same as those applicable to the purchase by the Participating MAIN Entities or the Company, as applicable.

B. Reasons for Co-Investing

The business development company structure was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital. Simultaneously, the market turbulence has created more opportunities for MAIN to make investments consistent with its investment objectives, allowing MAIN to focus on transactions where its competitive advantages are strongest and to potentially make larger investments. Allowing the Company and MAIN to participate in the Co-Investment Program would allow (1) MAIN to pursue larger investments with greater diversity because it would have greater access to capital, (2) MAIN to negotiate more attractive investment terms because it would be able to commit more capital to investment transactions, (3) MAIN to earn additional management and incentive fees by leveraging its investment platform, (4) the Company to benefit from MAIN’s due diligence review of potential investments with the knowledge that MAIN is approaching such due diligence as a principal rather than as an agent acting only for the Company as a sub-adviser (through HMS Sub-Adviser), (5) the Company to benefit from MAIN’s established investment sourcing network, and (6) the Company to take advantage of the benefits inherent in larger investments, such as greater diversity, more favorable terms and, potentially, the reduced risk that comes with investing in larger companies, all of which is of potential benefit to the Company’s stockholders.

In addition, increasing the opportunities available to the Company and MAIN with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and MAIN, and posture them to make the most attractive risk-adjusted investments and optimize performance of their portfolios. Enhanced selectivity and more favorable deal terms and structure could all potentially create enhanced value for stockholders of the Company and MSCC without exposing them to the types of abuses sought to be remedied by Section 57(a).

In addition, the Code imposes diversification requirements on companies, such as the Company and MSCC, that seek certain favorable tax treatment as RICs under Subchapter M of the Code. Consequently, in some circumstances, the Company and/or MAIN might not be able to commit to the entire amount of financing sought by a potential portfolio company. In such cases, the prospective portfolio companies would likely reject an offer of funding by MAIN due to its inability to commit the full amount of financing required by the prospective portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and MAIN and allow them to be more selective in choosing their investments so that they can pursue the most attractive risk-adjusted investments and optimize their portfolios while at the same time meeting the requirements for taxation as a RIC. Enhanced selectivity and more favorable deal terms and structure would also likely lead to closer relationships between each of the Company and MAIN and their respective portfolio companies, all of which should create enhanced value for the Company and MSCC and their respective stockholders.

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The Company Board believes that MAIN (through HMS Sub-Adviser), which is led by a team of dedicated and experienced investment professionals, is able to leverage MAIN’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide the Company with attractive investment opportunities. MAIN’s management team includes a unique group of professionals with over 100 years of collective investment experience. The members of MAIN’s investment team have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include seven certified public accountants and three chartered financial analysts. The Company and HMS Adviser expect to leverage MAIN’s expertise in analyzing, valuing, structuring, negotiating and closing transactions to offer customized financing solutions to lower middle market and middle market companies. The sub-advisory relationship with MAIN (through HMS Sub-Adviser) will afford the Company access to an established source of proprietary deal flow, which the Company and HMS Adviser believe represents a significant competitive advantage to the Company, and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. Additionally, MAIN will benefit from leveraging its investment platform by earning additional management and incentive fees pursuant to the Sub-Advisory Agreement by reason of the Company’s participation in the Co-Investment Program. Thus, the Applicants believe that it will be advantageous for the Company and MSCC to co-invest with one another and the remaining Applicants.

The ability to co-invest on the terms and conditions outlined in this Application would give the Company and MAIN greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to either the Company or MAIN alone. The Company’s and MAIN’s compliance with the conditions set out in this Application including, without limitation, the requirement that each Co-Investment Transaction be approved by a “required majority,” as defined in Section 57(o) of the 1940 Act (each, a “Required Majority”) of both the Company Board and the MSCC Board, ensures that all such Potential Co-Investment Transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by each of the Company and the Participating MAIN Entities not “on a basis different from or less advantageous than that of other participants while, in-turn, potentially benefiting the Company’s or the Participating MAIN Entity’s stockholders.”

As discussed above, although HMS Sub-Adviser will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to HMS Adviser and negotiating and structuring the Company’s investments, HMS Adviser will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to the Company’s investment portfolio. Given the absence of MAIN’s or HMS Sub-Adviser’s authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MAIN above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. Importantly, this fact considered in concert with the requirement of independent approval of each Co-Investment Transaction by the Required Majority of both the Company Board and the MSCC Board makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order infinitely easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company.

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C. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the business development company is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a)6. Rule 17d-1, as made applicable to business development companies by Section 57(i), prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a business development company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

6 See Section 57(i) of the 1940 Act

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2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a business development company in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

The Commission and the Staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.7

7 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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D. Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that each of the Company or MSCC falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis MSCC or the Company, respectively. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Because HMS Sub-Adviser is the investment sub-adviser, and considered an investment adviser, to the Company (a business development company), MSCC and Partners could be deemed to be related to the Company in a manner described by Section 57(b) and, therefore, prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with the Company. Similarly, because HMS Sub-Adviser is the investment sub-adviser to the Company, and the Company could, therefore, be deemed to be controlled by MSCC (a business development company), the Company could be deemed to be related to MSCC in a manner described by Section 57(b) and, therefore, prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with MSCC. Additionally, because the MAIN Blocker Subsidiaries and the Company Blocker Subsidiaries would be, directly or indirectly, wholly-owned and, therefore, controlled, by MSCC and the Company, respectively, each of the MAIN Blocker Subsidiaries and the Company Blocker Subsidiaries would be deemed to be related to MSCC and the Company in a manner described by Section 57(b) and, therefore, prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with MSCC and/or the Company.

E. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in this Application, pursuant to Sections 57(i) and Rule 17d-1, to permit the Company and MAIN to participate in the Co-Investment Program. Applicants request that the requested order supersede and replace the Existing Order.

F. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although the various precedents involve different co-investment scenarios, including approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the business development company, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. In fact and as noted above, given the absence of MAIN’s or MSCC’s or, if and when the No-Action Relief or similar relief is granted, Partners’ authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MAIN above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. As a result, this fact considered in concert with the requirement of independent approval of each Co-Investment Transaction by the Required Majority of both the Company Board and the MSCC Board makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order infinitely easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company.

8 Gladstone Capital Corporation, et al. (File No. 812-13878), Investment Company Act Release Nos. 30125 (notice) (June 29, 2012) and 30154 (order) (July 26, 2012); Fidus Investment Corporation, et al. (File No. 812-13879), Investment Company Act Release Nos. 29974 (notice) (March 1, 2012) and 30012 (order) (March 27, 2012); Medley Capital Corporation, et al. (File No. 812-13787), Investment Company Act Release Nos. 29968 (notice) (Feb. 27, 2012) and 30009 (order) (Mar. 26, 2012); NGP Capital Resources Company, et al. (File No. 812-13695), Investment Company Act Release Nos. 29831 (notice) (Oct. 7, 2011) and 29860 (order) (Nov. 10, 2011); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Investment Company Act Rel. Nos. 28931 (notice) (Sep. 25, 2009) and 28982 (order) (Oct. 21, 2009); H&Q Healthcare Investors, et al. (File No. 812-13392), Investment Company Act Rel. Nos. 28426 (notice) (Sept. 30, 2008) and 28472 (order) (Oct. 28, 2008); and Main Street Capital Corporation, et. al. (File No. 812-13438), Investment Company Act Release Nos. 28265 (notice) (May 8, 2008) and 28295 (order) (June 3, 2008).

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G. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to business development companies by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a business development company is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants believe that the proposed conditions discussed below will ensure the protections of the stockholders of the Company and MSCC and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the conditions, as outlined below, would ensure that the Company and the Participating MAIN Entities would only invest in investments that are appropriate to the interests of stockholders and the investment needs and abilities of the Company and MAIN, as applicable. In addition, each of the Company and MAIN would be able to invest on equal footing with each other, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights.

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H. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time that HMS Sub-Adviser considers a Potential Co-Investment Transaction for MAIN that falls within the Company’s then-current investment objectives and strategies, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances. Each time that HMS Sub-Adviser considers a Potential Co-Investment Transaction for the Company that falls within MAIN’s then-current investment objectives and strategies, it will make an independent determination of the appropriateness of the investment for MAIN in light of MAIN’s then-current circumstances.

2. (a) If HMS Sub-Adviser deems the Company’s or MAIN’s participation in any Potential Co-Investment Transaction to be appropriate for both the Company and MAIN, it will then determine an appropriate level of investment for each of the Company and the Participating MAIN Entities. In the case of a Potential Co-Investment Transaction recommended for the Company, HMS Sub-Adviser will present such Potential Co-Investment Transaction, and the proposed level of investment for the Company, to HMS Adviser, which will confirm the appropriateness of the investment, and the proposed allocation, in light of the Company’s then-current circumstances.

(b) If the aggregate amount recommended by HMS Sub-Adviser to be invested in the Potential Co-Investment Transaction by the Company and the Participating MAIN Entities in the same transaction exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating MAIN Entities’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, or such other allocation as approved by a Required Majority of both the Company Board and the MSCC Board, up to the amount proposed to be invested by each. HMS Adviser will provide the Eligible Directors of the Company, and HMS Sub-Adviser will provide the Eligible Directors of MSCC, with information concerning each party’s available capital to assist the Eligible Directors with their review of the Company’s or the Participating MAIN Entities’, as applicable, investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), HMS Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Company, to the Eligible Directors of the Company, and HMS Sub-Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Participating MAIN Entities, to the Eligible Directors of MSCC, for their consideration. The Company and the Participating MAIN Entities will co-invest with one another only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of both the Company Board and the MSCC Board concludes that:

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(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or MSCC, as applicable, or their respective stockholders on the part of any person concerned;

(ii) the transaction is consistent with:

       (A) the interests of the stockholders of the Company or MSCC, as applicable; and

       (B) the Company’s or MSCC’s, as applicable, then-current investment objectives and strategies (as described in the Company’s or MSCC’s registration statement on Form N-2 and other filings made with the Commission by the Company or MSCC under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by the Company or MSCC with the Commission under the Exchange Act, and the Company’s or MSCC’s reports to stockholders, as applicable);

(iii) the investment by the Company or the Participating MAIN Entities would not disadvantage the Company or MAIN, as applicable, and participation by the Company or the Participating MAIN Entities is not on a basis different from or less advantageous than that of the other participating entities; provided, that if the Company, but not the Participating MAIN Entities, or vice versa, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority of the Company Board or the MSCC Board, as applicable, from reaching the conclusions required by this condition 2(c)(iii), if:

(A) the Eligible Directors of the Company or MSCC, as applicable, will have the right to ratify the selection of such director or board observer, if any;

(B) HMS Adviser and HMS Sub-Adviser each agrees to, and does, provide, as requested, periodic reports to the Company Board and the MSCC Board, respectively, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Company or MSCC, or any affiliated person thereof, as applicable, receives in connection with the right of the Company or MSCC to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately between the Company and the Participating MAIN Entities (who may each, in turn, share its portion with its affiliated persons) in accordance with the amount of each party’s investment; and

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(iv) the proposed investment by the Company or the Participating MAIN Entities would not benefit the Company or MAIN or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (a) to the extent provided by condition 13; (b) to the extent permitted by Section 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each of the Company and MAIN has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed; provided, however, that any such reduction in participation will be subject to condition 2.

4. HMS Adviser will present to the Company Board, and HMS Sub-Adviser will present to the MSCC Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Participating MAIN Entities or the Company, as applicable, during the preceding quarter that fell within the Company’s or MSCC’s then-current investment objectives and strategies that were not made available to the Company or MAIN, as applicable, and an explanation of why the investment opportunities were not offered to the Company or MAIN, as applicable. All material information presented to the Company Board or MSCC Board will be kept for the life of the Company or MSCC, as applicable, and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for the Initial Portfolio and follow-on investments made pursuant to condition 8, neither the Company nor MAIN will not invest in reliance on this Order in any portfolio company in which the other entity or any person controlling, controlled by, or under common control with the other entity is an existing investor.

6. Neither the Company nor MAIN will participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each the Company and the Participating MAIN Entities.  The grant to the Company or the Participating MAIN Entities, but not to the other, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If the Company or the Participating MAIN Entities elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction:

(i)	HMS Sub-Adviser or HMS Adviser, as applicable, will notify the other parties that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	HMS Sub-Adviser will formulate a recommendation as to participation by the Company and the Participating MAIN Entities in the disposition.

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(b) Each of the Company and the Participating MAIN Entities will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Participating MAIN Entities or the Company, as applicable.

(c) The Company or the Participating MAIN Entities, as applicable, may participate in such disposition without obtaining prior approval of the Required Majority of the Company Board or MSCC Board, as applicable, if: (i) the proposed participation of each of the Company and the Participating MAIN Entities in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Required Majority of the Company Board and the MSCC Board has approved, as part of their initial approval of the Co-Investment Transaction (as described in greater detail in this application), as being in the best interests of the Company or the Participating MAIN Entities, as applicable, the ability to participate in such dispositions on a pro rata basis; and (iii) the Company Board and the MSCC Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, HMS Sub-Adviser will provide its written recommendation as to the Company’s participation in such disposition to HMS Adviser, which will present its recommendation to the Eligible Directors of the Company. Similarly, HMS Sub-Adviser will present its recommendation as to the Participating MAIN Entities’ participation in such disposition to the Eligible Directors of MSCC. The Company or the Participating MAIN Entities will participate in such disposition solely to the extent that a Required Majority of the Company Board or MSCC Board, as applicable, determines that it is in the Company’s or the Participating MAIN Entities’ best interests, respectively.

(d) The Company and the Participating MAIN Entities will bear their own expenses in connection with any such disposition.

8. (a) If the Company or the Participating MAIN Entities desires to make a follow-on Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction:

(i)	HMS Sub-Adviser or HMS Adviser, as applicable, will notify the other parties that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	HMS Adviser will formulate a recommendation as to proposed participation, including the amount of the proposed follow-on investment, by the Company and the Participating MAIN Entities.

(b) The Company or the Participating MAIN Entities, as applicable, may participate in such follow-on investment without obtaining prior approval of the Required Majority of the Company Board or MSCC Board, as applicable, if: (i) the proposed participation of each of the Company and the Participating MAIN Entities in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Required Majority of the Company Board and the MSCC Board has approved, as part of their initial approval of the Co-Investment Transaction (as described in greater detail in this application), as being in the best interests of the Company or the Participating MAIN Entities, as applicable, the ability to participate in follow-on investments on a pro rata basis. In all other cases, HMS Sub-Adviser will provide its written recommendation as to the Company’s participation in such follow-on investment to HMS Adviser, which will present its recommendation to the Eligible Directors of the Company. Similarly, HMS Sub-Adviser will present its recommendation as to the Participating MAIN Entities’ participation in such follow-on investment to the Eligible Directors of MSCC. The Company or the Participating MAIN Entities will participate in such follow-on investment solely to the extent that a Required Majority of the Company Board or MSCC Board, as applicable, determines that it is in the Company’s or the Participating MAIN Entities’ best interests, respectively.

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(c) If, with respect to any follow-on investment:

(i)	the amount of the opportunity is not based on the Company’s and the Participating MAIN Entities’ outstanding investments in the issuer immediately preceding the follow-on investment; and

(ii)	the aggregate amount recommended by HMS Sub-Adviser to be invested by the Company or the Participating MAIN Entities, as applicable, in the follow-on investment, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and each of the Participating MAIN Entities’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, or such other allocation as approved by a Required Majority of each the Company Board and the MSCC Board, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Eligible Directors of each of the Company and MSCC will be provided quarterly for review information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Participating MAIN Entities or the Company that the Company or MAIN, respectively, considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments that the Company and MAIN considered but declined to participate in, comply with the conditions of the Order. In addition, the Eligible Directors of each of the Company and MSCC will consider at least annually the continued appropriateness for the Company or MAIN of participating in new and existing Co-Investment Transactions.

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10. Each of the Company and MSCC will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director of the Company or MSCC will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of MAIN or the Company, respectively.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction or considered as a Potential Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by HMS Adviser or HMS Sub-Adviser under the Advisory Agreement or Sub-Advisory Agreement with the Company, be shared by the Company and the Participating MAIN Entities with respect to a Co-Investment Transaction, in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be, or, with respect to a Potential Co-Investment Transaction that is not consummated, equally between the Company and the Participating MAIN Entities.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 57(k) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Participating MAIN Entities on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by HMS Adviser or HMS Sub-Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by HMS Adviser or HMS Sub-Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Participating MAIN Entities based on the amounts they invest in such Co-Investment Transaction. None of the Company, the Participating MAIN Entities or any affiliated person of the Company or the Participating MAIN Entities will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Participating MAIN Entities, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of HMS Adviser and HMS Sub-Adviser, investment advisory fees paid in accordance with the Advisory Agreement and Sub-Advisory Agreement).

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Charles N. Hazen

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

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Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company Board pursuant to resolutions duly adopted by the Company Board effective as of December 15, 2011 (attached hereto as Exhibit B), by HMS Adviser’s general partner pursuant to resolutions duly adopted by HMS Adviser’s general partner effective as of December 27, 2012 (attached hereto as Exhibit C), by the MSCC Board pursuant to resolutions duly adopted by the MSCC Board effective as of March 6, 2012 (attached hereto as Exhibit D), and by the general partner, managers or board of directors, as applicable, of each of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc. and MSCII Equity Interest, LLC pursuant to resolutions duly adopted by the general partner, managers or board of directors, as applicable, of each of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc. and MSCII Equity Interest, LLC effective as of December 19, 2012 (attached hereto as Exhibit E).  Each of the foregoing authorizations remains in effect.  The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

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Applicants have caused this Application to be duly signed on their behalf on the 28th day of December, 2012.

HMS INCOME FUND, INC.

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary

HMS ADVISER LP

By: HMS Adviser GP LLC, its general partner

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary

MAIN STREET CAPITAL CORPORATION

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL PARTNERS, LLC By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

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MAIN STREET MEZZANINE FUND, LP
By: Main Street Mezzanine Management, LLC, its general partner By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL II, LP
By: Main Street Capital II GP, LLC, its general partner By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET EQUITY INTERESTS, INC.
By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MSCII EQUITY INTERESTS, LLC By: Main Street Capital II, LP, its sole member
By: Main Street Capital II GP, LLC, its general partner By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

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EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached exemptive application dated December 28, 2012 for and on behalf of Main Street Capital Corporation, Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., and MSCII Equity Interests, LLC; that he is a Senior Vice President of Main Street Capital Corporation and the authorized person of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., and MSCII Equity Interests, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Beauvais

Name: Jason B. Beauvais

Date:    December 28, 2012

The undersigned states that he has duly executed the attached exemptive application dated December 28, 2012 for and on behalf of HMS Income Fund, Inc.; that he is the Chief Financial Officer and Secretary of HMS Income Fund, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan T. Sims

Name: Ryan T. Sims

Date:    December 28, 2012

The undersigned states that he has duly executed the attached exemptive application dated December 28, 2012 for and on behalf of HMS Adviser LP; that he is the Chief Financial Officer and Secretary of HMS Adviser GP LLC, the general partner of HMS Adviser LP; and that all action by partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan T. Sims

Name: Ryan T. Sims

Date:    December 28, 2012

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EXHIBIT B

COMPANY BOARD RESOLUTIONS

The undersigned, being all of the members of the Board of Directors (the “Board”) of HMS Income Fund, Inc., a Maryland corporation (the “Corporation”), pursuant to § 2-408(c) of the Maryland General Corporation Law (the “MGCL”), in lieu of holding a special meeting of the Board, do hereby authorize, adopt and approve the following resolutions:

WHEREAS, pursuant to the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Corporation is formed to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force, including conducting and carrying on the business of a business development company, subject to making an election under the Investment Company Act of 1940, as amended;

WHEREAS, the Board has considered and discussed the desirability and benefits to the Corporation of issuing and selling to the public in a continuous offering to the public (the “Offering”) up to 150,000,000 shares of the Corporation’s common stock (the “Shares”) at an initial offering price of $10.00 per share through Hines Securities, Inc., a dealer manager who will sell the Shares on best efforts basis; and

WHEREAS, after careful and due consideration, the Board has determined that it is in the best interests of the Corporation and any stockholders to authorize the Corporation and certain of its officers to take all necessary, advisable and prudent actions in connection with the implementation and consummation of the Offering.

Authority of Certain Officers of the Corporation

RESOLVED, that each of the Chief Executive Officer, the Chief Financial Officer and Chief Compliance Officer (the “Authorized Officers”) is authorized to sign and deliver any agreement in the name of the Corporation and to otherwise obligate the Corporation in any respect relating to matters of business of the Corporation, and to delegate such authority in his or her discretion, within budgets approved by the Board of the Corporation; and

Filing of Exemptive Relief Application

RESOLVED, that the Authorized Officers are, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Corporation; and

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Miscellaneous

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all action that they may deem necessary, proper and/or advisable in order to carry out the intent and accomplish the purposes of the preceding resolutions; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all further action and execute, amend and deliver any and all documents or agreements which may be deemed necessary, proper and/or advisable in order to carry out the intent of the foregoing resolutions, and the execution and delivery of all such documents and agreements shall be deemed conclusive evidence of the approval and authorization by the Corporation of such acts; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to pay all fees and expenses as in their judgment shall be necessary, proper and/or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions; and

RESOLVED, that any and all actions heretofore or hereafter taken by such Authorized Officers, or any of them, in connection with matters to which the preceding resolutions and each of them relate, are hereby ratified, confirmed, and approved in all respects as the acts of the Corporation; and

RESOLVED, that an executed copy of this Unanimous Written Consent shall be filed with the minutes of the proceedings of the Board.

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EXHIBIT C

HMS ADVISER RESOLUTIONS

The undersigned, HMS Adviser GP LLC (the “General Partner”), the general partner of HMS Adviser LP, a Texas limited partnership (the “Adviser”), does hereby authorize, adopt and approve the following resolutions by written consent:

Whereas, HMS Income Fund, Inc. (“HMS”) is an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”);

Whereas, HMS is managed by the Adviser pursuant to that certain Investment Advisory and Administrative Services Agreement, dated May 31, 2012, between the Adviser and HMS;

Whereas, HMS, the Adviser, Main Street Capital Corporation and certain of its affiliates named therein have filed an application for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the 1940 Act, as amended (the “Application”), authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act, as described more fully in the Application (the “Co-Investment Relief”).

Now, Therefore, Be It

Resolved, that the Authorized Officers, as defined below, are authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the 1940 Act or any other applicable federal or state securities law, as necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Adviser in its capacity as the investment adviser of HMS;

Resolved Further, that Ryan T. Sims, in his capacity as Secretary and Chief Financial Officer of the General Partner, and any officer of the General Partner or Hines Holdings, Inc., the general partner of Hines Interests Limited Partnership, the sole member of the General Partner, the general partner of the Adviser (each, an “Authorized Officer” and collectively, the “Authorized Officers”), hereby are authorized, empowered and directed, acting together or alone, to take any and all action that they may deem necessary, proper and/or advisable in order to carry out the intent and accomplish the purposes of the preceding resolutions;

Resolved Further, that the Authorized Officers, acting together or alone, hereby are authorized, empowered and directed to take any and all further action and execute, amend and deliver any and all documents or agreements which may be deemed necessary, proper and/or advisable in order to carry out the intent of the foregoing resolutions, and the execution and delivery of all such documents and agreements shall be deemed conclusive evidence of the approval and authorization by the Adviser of such acts;

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Resolved Further, that the Authorized Officers, acting together or alone, hereby are authorized, empowered and directed to pay all fees and expenses as in their judgment shall be necessary, proper and/or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions; and

Resolved Further, that any and all actions heretofore or hereafter taken by the Authorized Officers, in connection with matters to which the preceding resolutions and each of them relate, including the execution and filing of the Application (File No. 812-14016) filed with the SEC on March 22, 2012 and Amendment No. 1 to the Application (File No. 812-14016) filed with the SEC on July 27, 2012, are hereby ratified, confirmed, and approved in all respects as the acts of the Adviser.

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EXHIBIT D

MSCC BOARD RESOLUTIONS

WHEREAS, HMS Income Fund, Inc. (“HMS”) was formed for the purpose of succeeding by merger to the investment portfolio of HMS Income LLC (“Initial Fund”), a private investment fund, and, thereafter, to operate as an externally managed, non-diversified closed-end investment company that intends to file an election to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, HMS has filed a registration statement on Form N-2 (File No. 333-178548) with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, HMS will be managed by HMS Adviser LP, an indirect wholly owned affiliate of Hines (the “Adviser”), pursuant to an Investment Advisory and Administrative Services Agreement; and

WHEREAS, HMS will be sub-advised by the Main Street Capital Corporation (the “Company”) or Main Street Capital Partners, a wholly owned subsidiary of the Company (the “Sub-Adviser”), pursuant to an Investment Sub-Advisory Agreement, substantially in the form presented to the Board of Directors (the “Board”) of the Company (the “Sub-Advisory Agreement”); and

WHEREAS, given that the Company and HMS have similar investment strategies, they expect to file an application for an order of the SEC pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act, substantially in a form reviewed by the Board (the “Co-Investment Relief”); and

WHEREAS, the members of the Board believe it is advisable and in the best interest of the Company for the Company to seek the Co-Investment Relief.

NOW, THEREFORE, BE IT

RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

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FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Board or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolution; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer, Senior Vice President—Finance and Administration and Treasurer and the Vice President and General Counsel.

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EXHIBIT E

PARTNERS, SBIC FUNDS, AND MAIN BLOCKER SUBSIDIARIES RESOLUTIONS

Partners Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Capital Partners, LLC, a Delaware limited liability company (the “Company”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

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FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

SBIC Fund I Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Mezzanine Fund, LP, a Delaware limited partnership (“MSMF”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, Main Street Mezzanine Management, LLC, a Delaware limited liability company (the “Company”), is the general partner of MSMF; and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company and MSMF to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company and MSMF, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company and MSMF, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

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FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company and MSMF as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

SBIC Fund II and MSCII Equity Interests, LLC

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Capital II, LP, a Delaware limited partnership (“MSCII”), and MSCII Equity Interests, LLC, a Delaware limited liability company (the “MSCII Blocker”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, Main Street Capital II GP, LLC, a Delaware limited liability company (the “Company”), is the general partner of MSCII, and MSCII is the sole member of MSCII Blocker; and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company, MSCII and MSCII Blocker to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, MSCII and MSCII Blocker, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

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FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, MSCII and MSCII Blocker, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company, MSCII and MSCII Blocker as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

Main Street Equity Interests, Inc. Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Equity Interests, Inc., a Delaware corporation (the “Company”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, the Board of Directors (the “Board”) of the Company believes it is advisable and in the best interest of the Company to seek the Co-Investment Relief, substantially in a form reviewed by the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

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FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Board or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be the Chief Executive Officer, the President, any Executive Vice Chairman, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

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